UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: January 2023

Commission file number: 001-38610

SAFE-T GROUP LTD.

(Translation of registrant’s name into English)

30 Haarba’a Street Tel-Aviv (P.O.Box 174)

Tel-Aviv, 6473926 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Change of Registrant’s Name to Alarum Technologies Ltd.

Attached hereto and incorporated by reference herein as Exhibit 99.1 is Safe-T Group Ltd.’s (the “Registrant”) press release issued on January 13, 2023, titled “Safe-T Group Announces Corporate Rebranding - Changes Name to Alarum Technologies Ltd. to Reflect Core Values of its Growing Business”, announcing the Registrant’s change of name to Alarum Technologies Ltd.

Amended and Restated Articles of Association

Attached hereto as Exhibit 99.2 is the Registrant’s Amended and Restated Articles of Association, reflecting the change of the Registrant’s name to Alarum Technologies Ltd., which follows the approval of Proposal No. 3 in the Annual and Extraordinary General Meeting of Shareholders held on December 19, 2022, and the approval of said change of name by the Israeli Corporations Authority (Ministry of Justice) dated January 8, 2023.

The first through the third paragraphs, the fifth paragraph and the section titled “Forward-Looking Statements” in the press release attached hereto as Exhibit 99.1 and the Amended and Restated Articles of Association attached hereto as Exhibit 99.2 are incorporated by reference into the registration statements on Form S-8 (File Nos. 333-233510, 333-239249, 333-250138, 333-258744 and 333-267586) and Form F-3 (File Nos. 333-233724, 333-235368, 333-236030, 333-233976, 333-237629, 333-253983 and 333-267580) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
99.1	Press release issued by Safe-T Group Ltd. on January 13, 2023, titled “Safe-T Group Announces Corporate Rebranding - Changes Name to Alarum Technologies Ltd. to Reflect Core Values of its Growing Business”.
99.2	Amended and Restated Articles of Association.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Safe-T Group Ltd. (Registrant)

Date: January 12, 2023	By	/s/ Hagit Gal
	Name:	Hagit Gal
	Title:	Corporate Legal Counsel

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